

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Via E-mail
Robert S. Ellin
Chief Executive Officer
LiveXLive Media, Inc.
269 South Beverly Dr., Suite 1450
Bevery Hills, California 90212

> **Re:** **LiveXLive Media, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2019**
> **Exhibit No. 10.26 – Amendment, dated as of September 20, 2019, to the Interactive Radio Agreement between Slacker, Inc. and a certain licensor of music content**
> **Exhibit 10.27 – Amendment, dated as of September 27, 2019, to the Amended and Restated Interactive Radio and Music Services Agreement between Slacker, Inc. and a certain licensor of music content**
> **Filed November 8, 2019**
> **File No. 001-38249**

Dear Mr. Ellin:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                Sincerely,

                Division of Corporation Finance